CONFIDENTIAL

Term Sheet for the Acquisition
Of
Phazar Corp.

The purpose of this document is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, the Investors (as defined below) would acquire for cash all of the outstanding shares of the common stock of Phazar Corp. (the Company)
 not already owned by the Investors (the Transaction). The terms and conditions set forth herein are non-binding and are subject to change and this document does not constitute an offer, however, the Binding
Terms section of the document are binding. The execution of binding definitive agreements for the contemplated transaction are subject to completion of due diligence to the Investors' satisfaction and the preparation of definitive documentation to effect this transaction that is mutually satisfactory to each party.

Company:Phazar Corp. (NASDAQ: ANTP)

Investors: QAR, LLC and affiliated persons and entities including Robert Fitzgerald (collectively, the Investors).

Purchase Price:  The Consideration for the Transaction will
be $1.25 per share in cash for all validly issued and
outstanding shares of the common stock, $0.01 par value
per share (Common Shares) of the Company, except for
those shares already owned by the Investors and except for
any shares with respect to which the holders have perfected
 appraisal rights under Section 262 of the Delaware General Corporation Law. The per share consideration will be net to the seller in cash, without interest and subject to any required withholding of taxes. Each exercisable option to acquire
Common Shares will be cancelled in exchange for a cash
payment equal to the amount, if any, by which the purchase
price exceeds the exercise price for such option.
As of the date of this Term Sheet, the Investors beneficially own 274,578 Common Shares, representing approximately
 11.8% of the Common Shares outstanding, based on the
 2,324,537 Common Shares outstanding as of January 30, 2013
 as reported on the cover of the Companys Form 10-Q for the
 quarter ended December 31, 2012.
Structure: Pursuant to an Agreement and Plan of Merger
 (Merger Agreement) to be negotiated by the parties, the Transaction will be structured as a merger of the Company with a to-be-formed entity wholly owned by the Investors
(Acquisition Entity).
A special meeting of the Companys stockholders (the
Special Meeting) to approve the Merger Agreement
will be called as soon as practicable following the
execution of the Merger Agreement.  The parties shall
undertake the drafting of the Companys proxy statement
for the Special Meeting, which shall be filed by the Company with the Securities and Exchange Commission no later than
ten (10) days form the execution of the Merger Agreement.
 It is contemplated that the closing will take place in the
 second calendar quarter of 2013.
Interim Financing:  Given the Companys current cash needs,
 concurrent with entering into the Merger Agreement the
 Investors will make the Company a loan in the amount $500,000
 (the Loan).  The Loan will bear interest at the rate of
1.0% per annum with principal and accrued interest due at
 maturity and will be secured by all of the Companys assets.
The Loan will be due and payable on the earlier to occur of (i) immediately upon execution by the Company of a superior offer or (ii) May 1, 2013.
Conditions:    Conditions to closing of the Transaction will
include the following: (i) approval by the Companys stockholders of the Merger Agreement, (ii) receipt of any and all required regulatory approvals and third party consents,
(iii) no material adverse changes in the Companys business, assets, results of operations, properties, condition (financial or otherwise) or prospects, (iv) no order, ruling, suit or investigation prohibiting or seeking to prohibit the Transactions, (v) the accuracy of the Companys representations and warranties, (vi) the performance of the Companys covenants and other obligations under the Merger
Agreement in all material respects, and (vii) the Merger
Agreement not having been terminated.
Governing Law: The Merger Agreement and other definitive
 documentation will be governed by Delaware law.
Due Diligence: Prior to signing the Merger Agreement and other definitive documentation, the Investors will undertake and complete to their satisfaction financial, tax, accounting and legal due diligence.
No Financing Contingency: Consummation of the
Transaction will not be subject to any financing conditions. Customary Reps and Warranties: The Merger Agreement
 will contain representations and warranties made by the Company customary for a transaction of this nature.
Interim Covenants: The Merger Agreement will contain covenants and other obligations of the Company customary for a transaction of this nature.
Termination: Negotiations pertaining to this proposal may be terminated by the Investors or the Company at any time without cost or liability. The Merger Agreement will contain a customary non-solicitation covenant pertaining to the Company, with a right to consider an unsolicited superior proposal and allowing its board of directors to change its recommendation of the Transaction subject to the Company and its board of directors adhering to specified customary procedures including a limited fiduciary out for the Companys board of directors to accept an unsolicited superior proposal upon payment of a termination fee to Acquisition Entity equal to 4% of the transaction value plus reimbursement of the Investors transaction expenses.

Binding Terms:

Exclusivity: The Company will not solicit or accept competing term sheets until 90 days following the date hereof.

Expense Reimbursement: 	Each party shall pay its own
expenses incurred in relation to the Transaction (including
 all legal expenses) regardless of whether the Transaction is consummated or not.

Counterparts:	This Term Sheet may be executed in two or
more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.



This term sheet will be considered void if it is not executed by the Company prior to the close of business on February 20, 2013. By executing this term sheet, the Company represents and warrants that it has obtained the necessary Board of Directors and/or other approvals to cause this term sheet to be duly authorized, executed and delivered.

Agreed and accepted this 18th       Agreed and accepted this 18th
day of February, 2013 by              day of February, 2013 by

PHAZAR CORP.                          QAR, LLC


By: /s/ Gary W. Havener                    By: /s/ Robert Fitzgerald
Name:                                                        Robert Fitzgerald
Title: Chairman                                          President